UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

January 20, 2004

Mr. John A. Weston
Treasurer
Windward Securities Corporation
One Granite Place
Concord, NH 03301

Re: <u>Annual Audited Financial Statement Filing Requirements Under Rule 17a-5</u>

Dear Mr. Weston:

This is in response to your letter dated January 19, 2004, in which you request on behalf of Windward Securities Corporation ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the Firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 1, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 1, 2003, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 1, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mark M. Attar
Special Counsel

cc: Marc Voltz, NASD

Windward securities corporation

January 19, 2004

Mark Attar
US Securities and Exchange Commission
450 5th N.W. Street
Washington, DC 20549

RE: Windward Securities Corporation

Dear Mr. Attar:

On behalf, of Windward Securities Corporation, please consider my request for an exemption to file the Annual Audited Financial Statement in accordance with SEC Rule 17a-5(d) for the year ending December 31, 2003.

Windward Securities Corporation (Windward) was incorporated in the State of New Hampshire on May 28, 2003. Windward is a wholly-owned subsidiary of Jefferson Pilot Securities Corporation, which has been a registered broker/dealer for over 30 years, and has maintained excellent relationships with regulators on both the state and federal levels during that time. Windward was approved for business operation and membership by the National Association of Securities Dealers, Inc. on December 1, 2003. As of December 31, 2003, Windward had not conducted any business. Furthermore, I represent that:

- Windward had no registered representatives as of December 31, 2003.
- Windward had no customers or outstanding liabilities to customers or other broker/dealers.
- Windward has calculated net capital on a monthly basis with no violation of Rule 15c3-1 or Rule 15c3-3.
- The results of Windward's operations, since the incorporation on May 28, 2003, will be included in the 12/31/03 Audited Consolidated Financial Statements of Jefferson Pilot Securities Corporation that will be filed not more than sixty (60) day after the date of the financial statements.

My desire is to avoid the cost and burden associated with conducting an independent audit for a firm that was not approved for business operations until December 2003, has not conducted any securities business and whose activities are reported on a consolidated basis by Jefferson Pilot Securities Corporation.

Sincerely,

John A. Weston
Treasurer
Jefferson Pilot Securities Corporation
Windward Securities Corporation

One Granite Place ■ Concord, NH 03301 ■ 1.888.481.5943